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                                                                      EXHIBIT 10

[LOGO OF API]

                                             February 24, 2000

To Our Stockholders:

   I am pleased to inform you that American Precision Industries Inc. ("API") has entered into an Agreement and Plan of Merger dated February 15, 2000 (the "Merger Agreement") providing for the acquisition of API by Alpha Acquisition I Corp. ("Purchaser"), which is a newly formed Delaware corporation wholly-owned by Danaher Corporation ("Danaher"), a New York Stock Exchange listed company. Pursuant to the Merger Agreement, Purchaser has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of API's Common Stock at a cash price of $19.25 per share. Following consummation of the Offer and subject to certain conditions, Purchaser will be merged into API (the "Merger"). In the Merger, each share of API's Common Stock not acquired in the Offer will be converted into the right to receive $19.25 in cash. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on March 22, 2000.

   Your Board of Directors has unanimously approved the Offer and the Merger and has determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of API, and unanimously recommends that stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer.

   In separate agreements, InterScan Holdings Ltd. and I have agreed with Danaher to tender into the Offer our shares of Common Stock or Series B Preferred Stock representing, in the aggregate, approximately 21.6% of the outstanding shares of Common Stock (assuming conversion of the Series B Preferred Stock) and otherwise to support the Merger.

   Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your shares, are enclosed with this letter. These documents set forth in detail the terms and conditions of the Offer and the Merger and provide instructions on how to tender your shares. I urge you to read the enclosed materials carefully.

   Attached to this letter is a copy of API's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Recommendation") filed with the Securities and Exchange Commission, which includes information regarding the factors considered by your Board of Directors in its deliberations, and certain other information regarding the Offer and the Merger. Included as Annex A to the Recommendation is a copy of the written opinion, dated February 15, 2000, of McDonald Investments Inc., API's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated therein, the $19.25 per share cash consideration to be received in the Offer and the Merger by holders of shares was fair, from a financial point of view, to such holders. You are urged to read such opinion carefully in its entirety.

   On behalf of the Board of Directors, I thank you for your continued support.


                                          /s/ Kirt Wiedenhaupt
                                          Kurt Wiedenhaupt
                                          President and Chief Executive
                                          Officer